

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022927

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

152

REPORT FOR THE PERIOD BEGINNING ___January 1, 2001___ AND ENDING __December 31, 2001__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Prestwick Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2639 Chesapeake Lane

(No. and Street)

Northbrook	Illinois	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian W. Mahoney   (847) 441-5522

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.G. Orlowsky, Ltd.

(Name — if individual, state last, first, middle name)

630 Dundee Road, Suite 125	Northbrook	Illinois	60062
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Brian W. Mahoney _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Prestwick Securities, Inc. _____, as of _____ December 31, 2001 XXXXXX _____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
SUSAN M GORDON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 08/12/02

Susan M. Gordon
Notary Public

Brian W. Mahoney
Signature

Brian W. Mahoney, President
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
        NONE

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PRESTWICK SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2001

Prepared by:
A.G. Orlowsky, Ltd.
630 Dundee Road, Suite 125
Northbrook, IL 60062
Telephone: (847) 291-9771
Fax: (847) 291-9774
AGOLTD@AOL.COM

Board of Directors
Prestwick Securities, Inc.
2639 Chesapeake
Northbrook, Illinois 60062

Independent Auditors of Internal Accounting Control Required by SEC Rule 17a-5

We have examined the financial statements of Prestwick Securities, Inc., (the **"Company"**) for the year ended December 31, 2001 and have issued our report thereon dated February 14, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Prestwick Securities, Inc. that we considered relevant to the objectives stated in rule 17a-5(g).

We also made a study of the practices and procedures followed by Prestwick Securities, Inc., in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(11) and the procedures for determining compliance with the exemptive provisions of rule 15c 3-3. We found Prestwick Securities, Inc., to be in compliance with the conditions of the exemption and no facts came to our attention indicating that such conditions had not been complied with during this period under audit. We did not review the practices and procedures followed by Prestwick Securities, Inc., in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirements for prompt payment for securities under section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts of customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the

expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with a reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of change in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the NASD, and should not be used for any other purpose.

A.G. Orlowsky, Ltd.
Northbrook, Illinois
February 14, 2002

Prestwick Securities, Inc
Computation of Net Capital
as of December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total Ownership	$	13,088
2. Deduct Ownership Equity Not Allowed		-
3. Total Ownership Equity Qualified for Net Capital		13,088
4. Add Subordinated Liabilities		-
5. Total Capital & Subordinated Liabilities		13,088
6. Deductions and/or Charges		3,300
7. Net Capital Before Haircuts		9,788
8. Haircuts		-
9. Net Capital	$	9,788

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

10. Minimum Net Capital Required (6.7 of line 15)		-
11. Minimum Net Capital Required B/D		5,000
12. Net Capital Requirement		5,000
13. Excess Net Capital		4,788
14. Total Capital Less 10% of line 15	$	9,788

COMPUTATION OF AGGREGATE INDEBTEDNESS

15. Total Aggregate Indebtedness	$	-
16. Percent Aggregate Indebtedness to Equity		0.0%

PRESTWICK SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001

INDEX

A.G. Orlowsky, Ltd.

Alan G. Orlowsky, J.D., C.P.A

Legal Associate:
Debra M. Fox, J.D., M.B.A.

Staff Accountants:
Sallie. A. Foley, C.P.A.
Marlene M. Feldman, C.P.A.

Of Counsel:
Allen R. Perl
Christopher M. Goodsnyder

630 Dundee Road – Suite 125
Northbrook, Illinois 60062
Tel: (847) 291-9771
Fax: (847) 291-9774

E-mail AGOLTD@AOL.COM
WWW.AGOLTD.COM

Administrative Assistants:
Cherie L. Lindskog
Karen A. Greenfield

To the Officers and Board of Directors of
Prestwick Securities, Inc.
2639 Chesapeake
Northbrook, Illinois 60062

We have audited the accompanying balance sheet of Prestwick Securities, Inc., (the **"Company"**) as of December 31, 2001, and the related statements of income, cash flow and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prestwick Securities, Inc., as of December 31, 2001 and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principals.

Alan G. Orlowsky, CPA

Northbrook, Illinois
February 14, 2002

Prestwick Securities, Inc
Balance Sheet
December 31, 2001

ASSETS

Cash	$	9,788
Securities		3,300
TOTAL ASSETS	$	13,088

LIABILITIES & SHAREHOLDER EQUITY

Common Stock (1000 Shares Authorized; 125 Shares Issued and Outstanding at Stated Value)	$	18,000
Paid In Capital in Excess of Par		18,417
Accumulated Deficit		(23,329)
TOTAL LIABILITIES & SHAREHOLDER EQUITY	$	13,088

Prestwick Securities, Inc
Income Statement
December 31, 2001

INCOME		
Fee Income	$ 15,000	
TOTAL INCOME		$ 15,000
EXPENSES		
NASD Membership	$ 1,900	
State Fees	1,290	
Filing Fees	85	
Fidelity Bond	362	
Professional Fees	8,566	
Bank Service Charges	16	
TOTAL EXPENSES		12,219
PRETAX INCOME (LOSS)		2,781
INCOME TAXES		-
NET INCOME (LOSS)		$ 2,781

Exhibit C

Prestwick Securities, Inc
Statement of Cash Flow
December 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	2,781
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY OPERATIONS		-
NET CASH FLOW FROM OPERATING ACTIVITIES	$	2,781
INCREASE (DECREASE) IN CASH	$	2,781
CASH BALANCE AT BEGINNING OF YEAR		7,007
CASH BALANCE AT END OF YEAR	$	9,788

Prestwick Securities, Inc
Statement of Changes in Stockholders' Equity
December 31, 2001

Beginning Stockholders' Equity	$	10,307
Increases (Decreases) in Stockholders' Equity		-
Current Net Income from Operations		2,781
Ending Stockholders' Equity	$	13,088

Prestwick Securities, Inc
Notes to Financial Statements
December 31, 2001

Note 1:
The Income Statement of Prestwick Securities, Inc. reflects net income of $2,781. Due to a net operating loss carryforward this income did not generate any Federal or State Income Tax, therefore none has been accrued.

Note 2:
In compliance with SEC Rule 17a-5(d)(4), no material differences existed upon reconciliation of the audited computation of the Net Capital and the broker dealer's corresponding Unaudited Part IIA.